# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: X4 Pharmaceuticals, Inc., CIK 0001501697
CUSIP: 98420X202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 61 North Beacon Street, 4th Floor, Boston, Massachusetts (MA), 02134
Date of event which requires filing of this statement: 08/13/2025
Amends the filing with accession number 0001072613-22-000489
Filed by CIK 0001917895
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- Growth Equity Opportunities 18 VGE, LLC (CIK 0001917895): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,243,658; sole dispositive power 0; shared dispositive power 2,243,658; aggregate amount beneficially owned 2,243,658 (9.99% of the class)
- NEA 18 Venture Growth Equity, L.P. (CIK 0001880239): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,243,658; sole dispositive power 0; shared dispositive power 2,243,658; aggregate amount beneficially owned 2,243,658 (9.99% of the class)
- NEA Partners 18 VGE, L.P. (CIK 0001898446): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,243,658; sole dispositive power 0; shared dispositive power 2,243,658; aggregate amount beneficially owned 2,243,658 (9.99% of the class)
- NEA 18 VGE GP, LLC (CIK 0001898598): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,243,658; sole dispositive power 0; shared dispositive power 2,243,658; aggregate amount beneficially owned 2,243,658 (9.99% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,243,658; sole dispositive power 0; shared dispositive power 2,243,658; aggregate amount beneficially owned 2,243,658 (9.99% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,243,658; sole dispositive power 0; shared dispositive power 2,243,658; aggregate amount beneficially owned 2,243,658 (9.99% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,243,658; sole dispositive power 0; shared dispositive power 2,243,658; aggregate amount beneficially owned 2,243,658 (9.99% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,243,658; sole dispositive power 0; shared dispositive power 2,243,658; aggregate amount beneficially owned 2,243,658 (9.99% of the class)
- Edward T. Mathers (CIK 0001328625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,243,658; sole dispositive power 0; shared dispositive power 2,243,658; aggregate amount beneficially owned 2,243,658 (9.99% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,243,658; sole dispositive power 0; shared dispositive power 2,243,658; aggregate amount beneficially owned 2,243,658 (9.99% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,243,658; sole dispositive power 0; shared dispositive power 2,243,658; aggregate amount beneficially owned 2,243,658 (9.99% of the class)
- Rick Yang (CIK 0001851328): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,243,658; sole dispositive power 0; shared dispositive power 2,243,658; aggregate amount beneficially owned 2,243,658 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: X4 Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 61 North Beacon Street, 4th Floor, Boston, Massachusetts (MA), 02134
Comment:
This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the Schedule 13D originally filed on July 19, 2022 (the "Schedule 13D"), Amendment No. 1 thereto filed on December 20, 2022 ("Amendment No. 1") and Amendment No. 2 thereto filed on May 26, 2023 ("Amendment No. 2"), relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1 and Amendment No. 2 thereto). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1 and Amendment No. 2 thereto).

## Item 2. Identity and Background
Name of person filing:
Growth Equity Opportunities 18 VGE, LLC ("GEO"); NEA 18 Venture Growth Equity, L.P. ("NEA 18 VGE"), which is the sole member of GEO; NEA Partners 18 VGE, L.P. ("NEA Partners 18 VGE"), which is the sole general partner of NEA 18 VGE; and NEA 18 VGE GP, LLC ("NEA 18 VGE LLC" and together with NEA Partners 18 VGE, the "Control Entities"), which is the sole general partner of NEA Partners 18 VGE; and Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Edward T. Mathers ("Mathers"), Scott D. Sandell ("Sandell"), Paul Walker ("Walker") and Rick Yang ("Yang") (together, the "Managers"). The Managers are the managers of NEA 18 VGE LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of GEO, NEA 18 VGE, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Behbahani, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence and Mathers is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of GEO and NEA 18 VGE is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 18 VGE is to act as the sole general partner of NEA 18 VGE. The principal business of NEA 18 VGE LLC is to act as the sole general partner of NEA Partners 18 VGE. The principal business of each of the Managers is to manage the Control Entities, GEO and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GEO and NEA 18 VGE LLC are limited liability companies organized under the laws of the State of Delaware. NEA 18 VGE and NEA Partners 18 VGE are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

On August 11, 2025, the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") with several institutional accredited investors, including GEO, pursuant to which the Issuer agreed to issue and sell to the investors in a private placement (the "Private Placement") (i) an aggregate of 11,040,776 shares of Common Stock and (ii) pre-funded warrants to purchase an aggregate of 31,234,731 shares of Common Stock (the "Pre-Funded Warrants"). The Private Placement closed on August 13, 2025.

In connection with the closing, GEO purchased (i) 1,734,184 shares of Common Stock at a purchase price of $1.42 per share; and (ii) Pre-Funded Warrants to purchase 5,311,810 shares of Common Stock (the "2025 GEO Pre-Funded Warrants") at a purchase price of $1.419 per Pre-Funded Warrant and with an exercise price of $0.001 per share of Common Stock. The exercise price of the 2025 GEO Pre-Funded Warrants is subject to customary adjustments. The 2025 GEO Pre-Funded Warrants are exercisable at the option of GEO at any time after their issuance; provided that the 2025 GEO Pre-Funded Warrants carry a limitation on exercise if it results in GEO beneficially owning in excess of 4.99% of the number of shares of Common Stock, which percentage can be increased or decreased at the option of GEO upon 61 days' prior notice not to exceed 19.99%.

GEO now owns a total of 2,233,744 shares of Common Stock and a right, upon exercise of the 2025 GEO Pre-Funded Warrants, the Pre-Funded Warrants, GEO Class C Warrants and/or the GEO Warrants and taking into account their respective beneficial ownership limitations, to purchase up to 9,914 shares of Common Stock (the "Exercisable Shares") for a total deemed ownership of 2,243,658 shares of Common Stock (the "GEO Shares").

The working capital of GEO is the source of the funds for the purchase of the GEO Shares. No part of the purchase price of the GEO Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the GEO Shares.

The foregoing description of the Securities Purchase Agreement and the terms and conditions of the securities issued thereunder is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on August 12, 2025 (the "Form 8-K") and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
GEO acquired the GEO Shares for investment purposes. Information with respect to the Private Placement set forth in Item 3 above is incorporated herein by reference to the extent responsive to this Item 4.

Subject to the foregoing, depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, GEO and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
GEO is the record owner of the GEO Shares. As the sole member of GEO, NEA 18 VGE may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA 18 VGE, NEA Partners 18 VGE may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may be deemed to own beneficially the GEO Shares. As members of NEA 18 VGE LLC, each of the Managers may be deemed to own beneficially the GEO Shares.

Each Reporting Person disclaims beneficial ownership of the GEO Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 22,459,047 shares of Common Stock, which includes the sum of (i) 11,408,357 shares of Common Stock reported by the Issuer to be outstanding as of August 4, 2025 on the Issuer's Form 10-Q, filed with the SEC on August 8, 2025, (ii) 11,040,776 shares of Common Stock reported to be sold by the Issuer in connection with the Private Placement on the Form 8-K and (iii) the Exercisable Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:
(i) sole power to vote or to direct the vote: See line 7 of cover sheets
(ii) shared power to vote or to direct the vote: See line 8 of cover sheets
(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets
(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Information with respect to the Private Placement set forth in Item 3 above is incorporated herein by reference to the extent responsive to this Item 6.

In connection with the Private Placement and pursuant to the terms of the Securities Purchase Agreement, on August 11, 2025, the Issuer, GEO and the other investors party to the Securities Purchase Agreement entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement) under the Securities Act and the rules and regulations promulgated thereunder, and applicable state securities laws. A copy of the Registration Rights Agreement is attached as Exhibit 10.2 to the Form 8-K and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended

## Signatures
- Growth Equity Opportunities 18 VGE, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/15/2025)
- Growth Equity Opportunities 18 VGE, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/15/2025)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/15/2025)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/15/2025)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/15/2025)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/15/2025)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/15/2025)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/15/2025)
- Ali Behbahani: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Ali Behbahani (08/15/2025)
- Carmen Chang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Carmen Chang (08/15/2025)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (08/15/2025)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (08/15/2025)
- Edward T. Mathers: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Edward T. Mathers (08/15/2025)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (08/15/2025)
- Paul Walker: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Paul Walker (08/15/2025)
- Rick Yang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Rick Yang (08/15/2025)
Comment: This Amendment No. 3 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.